Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Precision Drilling Trust

(Name of Issuer)

Trust Units

(Title of Class of Securities)

740215108

(CUSIP Number)

April 22, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 740215108

(1)	Names of reporting persons Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Alberta, Canada

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 51,162,856
(6) Shared voting power 0
(7) Sole dispositive power 51,162,856
(8) Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 51,162,856
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 19.98%
(12)	Type of reporting person (see instructions) FI

Page 2 of 6 Pages

Item 1	(a)	Name of issuer:

Precision Drilling Trust

Item 1	(b)	Address of issuer’s principal executive offices:

4200, 150 – 6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7

2	(a)	Name of person filing:

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	(b)	Address or principal business office or, if none, residence:

Room 340, Terrace Building, 9515 – 107 Street Edmonton, Alberta, Canada T5K 2C3

2	(c)	Citizenship:

Alberta, Canada

2	(d)	Title of class of securities:

Trust Units

2	(e)	CUSIP No.:

740215108

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☒ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

EP

Page 3 of 6 Pages

Item 4.	Ownership

(a) Amount beneficially owned: 51,162,856

(b) Percent of class: 19.98%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 51,162,856

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 51,162,856

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class. Not applicable.

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person.

Pursuant to the Alberta Investment Management Corporation Act, R.S.A. c. A-26.5 (2007), Alberta Investment Management Corporation provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 4 of 6 Pages

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2009

Page 5 of 6 Pages

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by ALBERTA INVESTMENT MANAGEMENT CORPORATION pursuant to the Alberta Investment Corporation Act

By:	/S/ JAI PARIHAR
Name:	JAI PARIHAR
Title:	COO

By:	/s/ JAGDEEP SINGH BACHHER
Name:	JAGDEEP SINGH BACHHER
Title:	COO

Page 6 of 6 Pages